FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	3/31/2007	12/31/2006	9/30/2006	3/31/2006	12/31/2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Assets
Current assets:
Cash	114,717	114,834	102,128	100,235	100,610
Accounts receivable, net	4,315	6,315	9,935	3,844	4,003
Notes receivable	1,191	2,435	474	314	1,001
Inventories, net	11,893	11,955	22,980	23,752	21,173
Prepayments and other current assets, net	2,646	3,353	1,615	1,924	1,930
Deferred tax assets	224	170	3,257	3,227	3,208

Total current assets	134,986	139,062	140,389	133,296	131,925

Investment in an associated company	148	146	172	171	171
Property, equipment and software, net	10,119	8,498	6,626	5,290	4,960
Other assets	834	644	516	337	327

Total assets	146,087	148,350	147,703	139,094	137,383

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	5,980	5,379	7,457	5,116	4,228
Taxes payable	1,085	1,500	3,349	3,127	3,550
Advances from customers	238	246	80	268	171
Due to an associated company	56	56	55	65	64
Accrued expenses and other current liabilities	5,760	6,072	5,576	6,057	9,080
Deferred grants	127	210	291	370	895

Total current liabilities	13,246	13,463	16,808	15,003	17,988
Non-current liabilities:
Deferred tax liabilities	30	30	230	230	230

Total liabilities	13,276	13,493	17,038	15,233	18,218

Shareholders’ equity:
Ordinary shares, $.0001 par value. 139,815,917 and 139,782,585 shares issued and outstanding as of March 31, 2007 and December 31, 2006, respectively	14	14	14	14	14
Additional paid-in capital	132,785	131,449	129,421	127,450	127,502
Deferred stock-based compensation	—	—	—	—	(682)
Accumulated other comprehensive income (loss)	2,440	1,987	1,424	832	596
Accumulated deficit	(5,160)	(1,325)	(1,631)	(5,872)	(9,702)
Statutory reserve	2,732	2,732	1,437	1,437	1,437

Total shareholders’ equity	132,811	134,857	130,665	123,861	119,165

Total liabilities and shareholders’ equity	146,087	148,350	147,703	139,094	137,383

Vimicro International Corporation

Consolidated Statements of Income

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	2007 Q1	2006 Q4	2006 Q3	2006 Q1	2005 Q4	FY 2006	FY 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Net revenue	16,880	34,194	33,101	26,405	27,484	126,564	95,277
Cost of revenue	(11,633)	(24,993)	(22,408)	(16,297)	(16,418)	(86,183)	(58,943)

Gross profit	5,247	9,201	10,693	10,108	11,066	40,381	36,334
Operating expenses*
Research and development, net	(5,708)	(4,909)	(5,460)	(3,102)	(2,661)	(17,320)	(8,102)
Sales and marketing	(1,394)	(1,373)	(1,118)	(1,440)	(1,446)	(5,365)	(5,118)
General and administrative	(2,776)	(2,326)	(2,341)	(2,135)	(1,629)	(10,863)	(6,076)

(Loss) income from operations	(4,631)	593	1,774	3,431	5,330	6,833	17,038
Other income (expense):
Interest income	1,096	1,170	1,046	965	426	4,281	912
Tax refund					3		4
Others, net	(353)	(267)	(302)	(185)	(9)	(881)	(368)

(Loss) income before income taxes and share of loss of associated company and minority interest	(3,888)	1,496	2,518	4,211	5,750	10,233	17,586
Income taxes expense	53	133	(63)	(379)	(75)	(530)	(1,192)

Net (loss) income before share of loss of associated company and minority interest	(3,835)	1,629	2,455	3,832	5,675	9,703	16,394
Share of loss of associated company, net of tax	—	(28)	—	(2)	(1)	(31)	(4)

Net (loss) income	(3,835)	1,601	2,455	3,830	5,674	9,672	16,390
Amount allocated to participating preferred shareholders	—	—	—	—	(494)	—	(2,169)
Other comprehensive income (loss):
Foreign currency translation adjustment	453	563	479	236	99	1,391	598

Comprehensive (loss) income	(3,382)	2,164	2,934	4,066	5,279	11,063	14,819

(Loss) income per share
-Basic	(0.03)	0.01	0.02	0.03	0.05	0.07	0.16

-Diluted	(0.03)	0.01	0.02	0.03	0.04	0.07	0.13

(Loss) income per ADS
-Basic	(0.11)	0.05	0.07	0.11	0.19	0.28	0.63

-Diluted	(0.11)	0.04	0.07	0.10	0.17	0.26	0.54

Weighted average number of ordinary shares outstanding
-Basic	139,435,920	138,637,328	138,162,647	136,656,027	111,868,915	137,592,825	89,638,512

-Diluted	139,435,920	146,334,096	146,021,029	146,845,607	120,626,822	146,962,266	105,412,376

Weighted average number of ADS outstanding
-Basic	34,858,980	34,659,332	34,540,662	34,164,007	27,967,229	34,398,206	22,409,628

-Diluted	34,858,980	36,583,524	36,505,257	36,711,402	30,156,705	36,740,567	26,353,094

* Components of share-based compensation expenses are included in the following expense captions:
Research and development	(682)	(698)	(555)	(440)	(133)	(2,266)	(520)
Sales and marketing	(206)	(196)	96	(131)	(59)	(436)	(304)
General and administrative	(448)	(394)	(278)	(60)	(100)	(786)	(887)
Total	(1,336)	(1,288)	(737)	(631)	(292)	(3,488)	(1,711)

Note (1)	1,970,000 outstanding ordinary shares are not included in the computation of basic earnings per share and basic earnings per ADS because these are shares issued upon the early exercise of stock options.
Note (2)	Potential dilutive securities include the Series A preferred shares and share options. During the years ended December 31, 2006 and 2005, the potential dilutive securities Series A preferred shares were not included in the computation of diluted earnings per share because of its anti-dilutive effect.
Note (3)	The result of the three months ended September 30, 2006 has been adjusted to write back share-based compensation of US$224,000.

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data, unaudited)

	Three months ended March 31, 2007			Three months ended December 31, 2006			Three months ended September 30, 2006			Three months ended March 31, 2006			Three months ended December 31, 2005			Twelve months ended December 31, 2006			Twelve months ended December 31, 2005
	GAAP Result	Adjust- ment	Non- GAAP Results	GAAP Result	Adjust- ment	Non- GAAP Results	GAAP Result	Adjust- ment	Non- GAAP Results	GAAP Result	Adjust- ment	Non- GAAP Results	GAAP Result	Adjust- ment	Non- GAAP Results	GAAP Result	Adjust- ment	Non- GAAP Results	GAAP Result	Adjust- ment	Non- GAAP Results
Loss (income) from operations	(4,631)	1,336	(3,295)	593	1,288	1,881	1,774	737	2,511	3,431	631	4,062	5,330	292	5,622	6,833	3,488	10,321	17,038	1,711	18,749

Net loss (income)	(3,835)	1,336	(2,499)	1,601	1,288	2,889	2,455	737	3,192	3,830	631	4,461	5,674	292	5,966	9,672	3,488	13,160	16,390	1,711	18,101
Diluted Loss (income) per ADS	(0.11)	0.04	(0.07)	0.04	0.04	0.08	0.07	0.02	0.09	0.10	0.02	0.12	0.17	0.01	0.18	0.26	0.10	0.36	0.54	0.06	0.60

(*)	The adjustment is to exclude non-cash for share-based compensation for employees and non-employees.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: July 13, 2007

Exhibit 99.1

Vimicro Reports Fourth Quarter 2006, Fiscal Year 2006 and First Quarter 2007

Financial Results

BEIJING – July 12, 2007 – Vimicro International Corporation (NASDAQ: VIMC), a leading fabless semiconductor company that designs and develops multimedia semiconductor products and solutions, today announced its financial results for the fourth quarter of 2006, fiscal year ended December 31, 2006 and the first quarter of 2007 ended March 31, 2007.

Fourth Quarter and Fiscal Year Ended December 31, 2006 (Unaudited)

Net revenue in the fourth quarter of 2006 was $34.2 million as compared to $33.1 million reported in the third quarter of 2006 and $27.5 million in the fourth quarter of 2005.

Fourth quarter 2006 net income prepared in accordance with U.S. generally accepted accounting principles (GAAP) was $1.6 million, compared with net income of $2.5 million in the third quarter of 2006 and net income of $5.7 million in the fourth quarter of 2005. Fully diluted earnings per ADS (each representing four ordinary shares) were $0.04, compared with $0.07 in the third quarter of 2006 and $0.17 in the fourth quarter of 2005.

Non-GAAP net income in the fourth quarter, which excludes $1.3 million in share-based compensation expense was $2.9 million compared with $3.2 million in the third quarter of 2006 and $6.0 million in the fourth quarter of 2005. Non-GAAP diluted net earnings per ADS for the fourth quarter of 2006 were $0.08 compared with $0.09 in the third quarter of 2006 and $0.18 in the fourth quarter of 2005.

For the fiscal year ended Dec. 31, 2006, net revenue was $126.6 million as compared to $95.3 million in the fiscal year ended Dec. 31, 2005. Fiscal year 2006 net income prepared in accordance with U.S. GAAP was $9.7 million, compared with a net income of $16.4 million in fiscal year 2005. Non-GAAP net income for fiscal year 2006 was $13.2 million, which excludes $3.5 million for the amortization of stock-based compensation expenses, as compared to non-GAAP net income of $18.1 million in 2005, which excludes $1.7 million for the amortization of stock-based compensation expenses. Diluted earnings per ADS for the fiscal year 2006 were $0.26 and non-GAAP diluted earnings per ADS for the fiscal year 2006 were $0.36.

First Quarter Ended March 31, 2007

Net revenue in the first quarter of 2007 was $16.9 million as compared to $26.4 million reported in the first quarter of 2006.

First quarter 2007 net income prepared in accordance with U.S. GAAP was a loss of $3.8 million, compared with net income of $3.8 million in the first quarter of 2006. The US GAAP loss per ADS (each representing four ordinary shares) was ($0.11), compared with earnings per ADS of $0.10 in the first quarter of 2006.

Non-GAAP net income in the first quarter, which excludes $1.3 million in share-based compensation expense, was a loss of $2.5 million compared with net income of $4.5 million in the first quarter of 2006. Non-GAAP loss per ADS for the first quarter of 2007 was ($0.07) compared with earnings per ADS $0.12 in the first quarter of 2006.

Business Outlook

“There is no doubt that Vimicro has experienced its share of challenges over the past quarter. Our first quarter results were impacted by a number of factors including a longer than expected delay in the release of Microsoft’s Vista Operating System, the seasonality resulting from an overall business slowdown associated with the Chinese New Year Holiday as well as pricing pressure within some of our product lines,” said Dr. John Deng, Chairman and Chief Executive Officer of Vimicro.

Deng continued, “In order to improve our competitive position and gain further market share, we have taken a number of key steps including a more focused sales strategy at the high-end of the market, as well as new R&D initiatives. Additionally, we have introduced several cost-down versions of our major product lines with lower power consumption to the market to further improve our competitive position. Furthermore, we have increased our sales efforts and FAE support in Taiwan, which will allow us to provide additional on-time support to key PC and notebook OEMs and ODMs. On the mobile front, Vimicro’s focus on the 3G multimedia market and our strategic partnerships with key TD-SCMDA players in China will provide unique sources of growth opportunities. As a result, we achieved significant top line growth for the second quarter of 2007 and remain positive in our outlook for the remainder of the year.”

Fourth Quarter 2006, Fiscal Year 2006 and First Quarter 2007 Financial Results Conference Call and Web Cast

Vimicro will host a conference call and Web cast today, July 12, 2007, at 5:30 p.m. Eastern Time to discuss the Company’s fourth quarter 2006, fiscal year 2006 and first quarter 2007 financial results. Investors and other interested parties may access the call by dialing 800-299-9630 (+1-617-786-2904 outside of the U.S.), with the pass code 46758716, at least 10 minutes prior to the start of the call.

In addition, an audio Web cast will be available in the Investor Relations section of the Company’s Web site at www.vimicro.com. Following the live Web cast, an archived version will be available on the Company’s Web site. A telephone replay of the call will also be available approximately two hours after the call and will be available until July 19, 2007 at midnight (ET). The replay number is 888-286-8010 with a pass code of 58394314. International callers should dial +1-617-801-6888 and enter the same pass code at the prompt.

About Vimicro International Corporation

Vimicro International Corporation is a worldwide leading fabless semiconductor company that designs, develops and markets proprietary embedded multimedia signal processing chips and solutions that enable multimedia applications for mobile phones over 2.5G/3G networks and PCs over broadband Internet. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ global market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,”

“expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward- looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: our limited history of achieving net profit; our growth strategies; our future business development, results of operations and financial condition; our ability to develop and sell mobile multimedia processors that meet changing consumer preferences and industry standards; decrease in the demand for our notebook and PC camera multimedia processors and third-party image sensors which we bundle with some of our PC camera multimedia processors; our ability to secure sufficient foundry capacity in a timely manner; our ability to maintain existing customers and attract new customers; and the expected growth of the mobile multimedia processor market. Further information regarding these and other risks is included in our annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of July 12, 2007, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP net income and non-GAAP diluted net earnings per ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expenses. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China as of December 31, 2006 and March 31, 2007, depending on the period discussed (the last business day of the fourth quarter 2006 and the first quarter of 2007), which were RMB 7.8087 to US$1.00 and RMB 7.7342 to US$1.00, respectively.

For further information about Vimicro, please contact:

Investor Contact:

Shelton Group Investor Relations

Ryan Bright

972.239.5119 ext. 159

rbright@sheltongroup.com